Exhibit 4.5

FIRST AMENDMENT TO THE

HARBOR POINT LIMITED

AMENDED AND RESTATED

2006 EQUITY INCENTIVE PLAN

This First Amendment to the Harbor Point Limited Amended and Restated 2006 Equity Incentive Plan (the “Plan”), is made on behalf of Alterra Capital Holdings Limited on May 20, 2010.

1. The Plan is hereby renamed the Alterra Capital Holdings Limited Amended and Restated 2006 Equity Incentive Plan and all references to the “Company” are amended to refer to “Alterra Capital Holdings Limited.”

2. Section 1 of the Plan is hereby deleted in its entirety and is replaced with the following new Section 1:

“The purpose of the Alterra Capital Holdings Limited Amended and Restated 2006 Equity Incentive Plan is to advance the interests of Alterra Capital Holdings Limited (the “Company”) and its shareholders by providing a means to attract, retain and motivate employees, consultants and directors of the Company and its Affiliates, including the employees, consultants and directors of Alterra Holdings Limited, upon whose judgment, initiative and efforts the continued success, growth and development of the Company is dependent.”

3. A new Section 2(b) is hereby added to the Plan as follows and all remaining numbering in Section 2 is hereby adjusted accordingly:

“(b) “Amalgamation” means the amalgamation of Harbor Point Limited and Alterra Holdings Limited pursuant to that certain Agreement and Plan of Amalgamation, dated as of March 3, 2010 among Harbor Point Limited, Max Capital Group Ltd. and Alterra Holdings Limited.”

4. Section 2(d) of the Plan is hereby amended by adding the words “Except as otherwise provided in an Award Letter” at the start of that section before “Beneficiary.”

5. Section 2(g) of the Plan is hereby amended by adding the words “Except as otherwise provided in an Award Letter” at the start of that section before “Change in Control.”

6. Section 2(j) of the Plan is hereby deleted in its entirety and is replaced with the following new Section 2(j):

“(j) “Committee” means the Compensation Committee of the Board, or such other committee as may be designated by the Board to administer the Plan.”

7. Section 2(k) of the Plan is hereby deleted in its entirety and is replaced with the following new Section 2(k):

“(k) “Company” means Alterra Capital Holdings Limited, an exempted limited liability company organized under the laws of Bermuda, or any successor entity.”

8. Section 2(u) of the Plan is hereby deleted in its entirety and is replaced with the following new Section 2(u):

“(u) “Participant” means an employee, consultant or director of the Company or any of its Affiliates, including Alterra Holdings Limited, who has been granted an Award; provided, that, Awards may not be granted under the Plan to individuals who were providing services to the Company (formerly Max Capital Group Ltd.) or its subsidiaries at the time the Amalgamation was consummated.”

9. Section 2(w) of the Plan is hereby deleted in its entirety and replaced with the following:

“(w) “Plan” means this Alterra Capital Holdings Limited Amended and Restated 2006 Equity Incentive Plan.”

10. The first sentence of Section 4(a) of the Plan is hereby deleted in its entirety and replaced with the following:

“Subject to adjustment as provided in Section 4(b) hereof, the total number of Shares reserved for issuance in connection with Awards shall be 1,750,000 (6,609,575 as converted).”

11. Section 8(k) of the Plan is hereby amended by adding the words “Except as otherwise provided in an Award Letter” at the start of that section immediately after the Governing Law heading.

12. Except as specifically modified herein, all terms and conditions of the Plan shall remain in effect.

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